UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2017
Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.

Publicly-held Company

Company Registry (NIRE): 35.300.186.133

Corporate Taxpayer ID (CNPJ/MF): 02.429.144/0001-93

EXCERPT FROM THE MINUTES OF THE 318th MEETING OF THE

BOARD OF DIRECTORS HELD ON MARCH 29, 2017

1.         DATE, TIME AND VENUE: At 9:00 a.m. on March 29, 2017, at the registered office of Companhia Paulista de Força e Luz, located at Rodovia Engenheiro Miguel Noel Nascentes Burnier, nº 1755, Km 2.5, in the city of Campinas, state of São Paulo.

2.         CALL NOTICE: The meeting was called pursuant to Paragraph 2, Article 17 of the Bylaws of CPFL Energia S.A. ("CPFL Energia" or "Company").

3.         ATTENDANCE: All the members of the Board of Directors (“Board”), with the written vote of Mr. Yuhai Hu cast in advance, pursuant to Paragraph 7, Article 17 of the Company’s Bylaws. The following people were also present during part of the meeting: Yuehui Pan, Chairman of the Fiscal Council; Marcelo Magalhães Fernandes and Christian Canezin, representatives of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) and the Executive Vice Presidents.

4.         PRESIDING BOARD: Mr. Daobiao Chen, Chairman, and Mrs. Gisélia Silva, Secretary.

5.         MATTERS DISCUSSED AND RESOLUTIONS TAKEN BY UNANIMOUS VOTE:

The reading of the Agenda was waived as all those present were aware of its contents. The Directors decided to draw up these minutes in summary form, and approved its publication as an excerpt without the signatures of the directors. After discussing and examining the items on the Agenda, the Directors unanimously decided as follows:

(i) Take cognizance and discuss the matters examined by the Board's Advisory Committee in March;

(ii) Recommend that the representatives of CPFL Energia in the General Shareholders Meetings and/or Partners Meetings of its subsidiaries/associates vote for approving the compensation of the Management and Fiscal Council, for the period from May 2017 to April 2018;

(iii)      Take cognizance of the appointment of members to compose the Executive Boards, Boards of Directors and Fiscal Councils of the subsidiaries and recommend the vote in favor of the proposals by the decision-making bodies of the subsidiaries;

(iv) Take cognizance of the recommendation for approval of the Financial Statements and allocation of the net income for the fiscal year ended December 31, 2016 by the management bodies of the subsidiaries Companhia Paulista de Força e Luz (“CPFL Paulista”), Companhia Piratininga de Força e Luz (“CPFL Piratininga”), Companhia Luz e Força Santa Cruz (“CPFL Santa Cruz”), Companhia Leste Paulista de Energia (“CPFL Leste Paulista”), Companhia Sul Paulista de Energia (“CPFL Sul Paulista”), Companhia Jaguari de Energia (“CPFL Jaguari”), Companhia Luz e Força de Mococa (“CPFL Mococa”), Rio Grande Energia S.A. (“RGE”), CPFL Comercialização Brasil S.A. (“CPFL Brasil”), CPFL Planalto Ltda. (“CPFL Planalto”), CPFL Geração de Energia S.A. (“CPFL Geração”), CPFL Jaguari de Geração de Energia Ltda. (“Jaguari de Geração”), CPFL Serviços, Equipamentos, Indústria e Comércio S.A. (“CPFL Serviços”), CPFL Atende Centro de Contatos e Atendimentos Ltda. (“CPFL Atende”), Nect Serviços Administrativos Ltda. (“Nect”), CPFL Jaguariúna Participações Ltda. (“CPFL Jaguariúna”), CPFL Total Serviços Administrativos Ltda. (“CPFL Total”), CPFL Telecom S.A. (“CPFL Telecom”), CPFL Centrais Geradoras Ltda. (“CPFL Centrais Geradoras”), CPFL Eficiência Energética S.A. (“CPFL ESCO”), TI Nect Serviços de Informática Ltda. (“Authi”), Clion Assessoria e Comercialização de Energia Elétrica Ltda. (“CPFL Meridional”), CPFL Comercialização Cone Sul S.A. (“CPFL Cone Sul”), Sul Geradora Participações S.A. (“CPFL Sul Geradora”), CPFL Brasil Varejista S.A. (“Covar”), CPFL Transmissão Piracicaba S.A. (“CPFL Transmissão Piracicaba”), CPFL Transmissão Morro Agudo S.A. (“CPFL Transmissão Morro Agudo”), CPFL GD S.A. (“CPFL GD”), Companhia Energética Rio das Antas S.A. (“Ceran”), Energética Barra Grande S.A. (“Baesa”), Campos Novos Energia S.A. (“Enercan”), Foz do Chapecó Energia S.A. (“Foz do Chapecó”) and recommend to the Directors nominated by the Company and to their representatives in the General Shareholders Meeting/Partners Meetings to vote for approving the respective Financial Statements and allocation of net income for the fiscal year ended December 31, 2016;

(v) Recommend the approval of an Advance for Future Capital Increase (“AFAC”) to be made by CPFL Geração in its direct subsidiary CPFL Transmissão Morro Agudo;

(vi) Recommend to the representatives of CPFL Energia in the Board of Directors of RGE Sul to vote for approving the hiring of the External Audit of RGE Sul in fiscal year 2017;

(vii) Recommend that the representatives of CPFL Energia in the Board of Directors of CPFL Piratininga enter into an amendment to the contract for execution of the project and construction of the 138kV Transmission Line for interconnection of the substations of Embu Guaçu and Sabesp with CPFL Serviços, Equipamentos, Indústria e Comércio SA ("CPFL Serviços”);

(viii) Ratify the amendments to the Bylaws and Articles of Incorporation of the subsidiaries CPFL Brasil, CPFL Serviços, CPFL Eficiência and CPFL Atende, in order to create the new statutory positions in the Board of Executive Officers, as well as to include the scope of responsibilities of the Officer without specific designation.

6.         CLOSURE: There being no further business to discuss, the meeting was adjourned and these minutes were drawn up, read, approved and signed by the Directors and by the Secretary.

This is a free English translation of the original minutes drawn up in the Book of Meetings of the Board of Directors.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 22, 2017

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.